
January 20, 2023

Darren Lui
Chief Executive Officer
Aptorum Group Ltd
17 Hanover Square
London W1S 1BN, United Kingdom

> **Re: Aptorum Group Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38764**

Dear Darren Lui:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Louis Taubman, Esq.